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CUSIP No. 92490410-5                13D                       Page 1 of 12 pages
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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. )1

                           VESTCOM INTERNATIONAL, INC.
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                                (Name of issuer)

                      COMMON STOCK, NO PAR VALUE PER SHARE
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                         (Title of class of securities)

                                   92490410-5
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                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  May 10, 2002
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             (Date of event which requires filing of this statement)

            If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 12 Pages)

--------------------------
1           The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  SEE the NOTES).

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CUSIP No. 92490410-5                13D                       Page 2 of 12 pages
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================================================================================
       1                NAME OF REPORTING PERSONS
                        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                       NEWCASTLE PARTNERS, L.P.
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       2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) / /
                                                                         (b) / /
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       3                SEC USE ONLY
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       4                SOURCE OF FUNDS*
                                WC
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       5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                        PURSUANT TO ITEM 2(d) OR 2(e)                        / /
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       6                CITIZENSHIP OR PLACE OR ORGANIZATION

                                       Texas
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 NUMBER OF SHARES       7       SOLE VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING                    0
 PERSON WITH            --------------------------------------------------------
                        8       SHARED VOTING POWER

                                      546,820
                        --------------------------------------------------------
                        9       SOLE DISPOSITIVE POWER

                                      0
                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                      546,820
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       11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                              546,820
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       12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                        CERTAIN SHARES*                                      / /
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       13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                              6.04%
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       14               TYPE OF REPORTING PERSON*

                                              PN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 92490410-5                13D                       Page 3 of 12 pages
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================================================================================
       1                NAME OF REPORTING PERSONS
                        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     NEWCASTLE CAPITAL GROUP, L.L.C.
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       2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) / /
                                                                         (b) / /
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       3                SEC USE ONLY
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       4                SOURCE OF FUNDS*
                                    WC
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       5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                        PURSUANT TO ITEM 2(d) OR 2(e)                        / /
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       6                CITIZENSHIP OR PLACE OR ORGANIZATION

                                        Texas
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 NUMBER OF SHARES       7       SOLE VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING                    0
 PERSON WITH            --------------------------------------------------------
                        8       SHARED VOTING POWER

                                      546,820
                        --------------------------------------------------------
                        9       SOLE DISPOSITIVE POWER

                                      0
                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                      546,820
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       11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                              546,820
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       12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                        CERTAIN SHARES*                                      / /
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       13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                              6.04%
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       14               TYPE OF REPORTING PERSON*

                                              CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 92490410-5                13D                       Page 4 of 12 pages
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================================================================================
       1                NAME OF REPORTING PERSONS
                        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                           NEWCASTLE CAPITAL MANAGEMENT, L.P.
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       2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) / /
                                                                         (b) / /
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       3                SEC USE ONLY
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       4                SOURCE OF FUNDS*
                                    WC
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       5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                        PURSUANT TO ITEM 2(d) OR 2(e)                        / /
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       6                CITIZENSHIP OR PLACE OR ORGANIZATION

                                              Texas
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 NUMBER OF SHARES       7       SOLE VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING                    0
 PERSON WITH            --------------------------------------------------------
                        8       SHARED VOTING POWER

                                      546,820
                        --------------------------------------------------------
                        9       SOLE DISPOSITIVE POWER

                                      0
                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                      546,820
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       11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                              546,820
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       12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                        CERTAIN SHARES*                                      / /
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       13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                              6.04%
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       14               TYPE OF REPORTING PERSON*

                                              PN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 92490410-5                13D                       Page 5 of 12 pages
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================================================================================
       1                NAME OF REPORTING PERSONS
                        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                           MARK SCHWARZ
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       2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) / /
                                                                         (b) / /
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       3                SEC USE ONLY
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       4                SOURCE OF FUNDS*
                                    WC
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       5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                        PURSUANT TO ITEM 2(d) OR 2(e)                        / /
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       6                CITIZENSHIP OR PLACE OR ORGANIZATION

                                        U.S. Citizen
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 NUMBER OF SHARES       7       SOLE VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING                    0
 PERSON WITH            --------------------------------------------------------
                        8       SHARED VOTING POWER

                                      546,820
                        --------------------------------------------------------
                        9       SOLE DISPOSITIVE POWER

                                      0
                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                      546,820
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       11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                              546,820
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       12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                        CERTAIN SHARES*                                      / /
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       13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                              6.04%
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       14               TYPE OF REPORTING PERSON*

                                              IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 92490410-5                13D                       Page 6 of 12 pages
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            The following statement constitutes the Schedule 13D filed by the undersigned (the "Statement").

Item 1.     SECURITY AND ISSUER.

            This Statement  relates to the common stock,  no par value per share
("Common  Stock"),  of  Vestcom  International,   Inc.  (the  "Company"),  whose
principal executive offices are located at 5 Henderson Drive, West Caldwell, New
Jersey 07006.

Item 2.     IDENTITY AND BACKGROUND.

            Items  2(a),  2(b) and  2(c)  This  Statement  is  jointly  filed by
Newcastle Partners,  L.P., a Texas limited partnership ("NP"), Newcastle Capital
Group,  L.L.C., a Texas limited  liability  company ("NCG"),  Newcastle  Capital
Management,  L.P.,  a  Texas  limited  partnership  ("NCM"),  and  Mark  Schwarz
(together with NP, NCG and NCM, the "Reporting  Persons").  Because Mark Schwarz
is the  managing  member  of NCG,  which is the  general  partner  of NCM  (with
Schwarz, NCG and NCM, the "Controlling  Persons"),  which in turn is the general partner of NP, the Controlling Persons may be deemed,  pursuant to Rule 13d-3 of the  Securities  Exchange  Act  of  1934,  as  amended  (the  "Act"),  to be the beneficial  owners of all  shares  of Common  Stock  held by NP.  The  Reporting
Persons are filing this joint  Statement,  as they may be  considered  a "group"
under Section 13(d)(3) of the Act. However,  neither the fact of this filing nor anything  contained  herein shall be deemed to be an admission by the  Reporting
Persons that such a group exists.

            As stated  above,  Mark Schwarz is the  managing  member of NCG. The principal business of NCG is acting as the general partner of NCM. The principal business of NCM is acting as the general  partner of NP. The principal  business of NP is investing in  securities.  The principal  place of business for each of the Reporting Persons is 200 Crescent Court, Suite 670, Dallas, Texas 75201.

            Item 2(d) During the last five years,  none of the Reporting Persons have been convicted in a criminal  proceeding  (excluding  traffic violations or similar misdemeanors).

            Item 2(e) During the last five years,  none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative  body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating  activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            Item 2(f) Mark Schwarz is a citizen of the United States.

Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The  net  investment  cost  (including  commissions,  if any) of the shares of Common Stock held by NP was  $1,911,973.11,  all of which was obtained from NP's working  capital.  Neither Mr.  Schwarz,  NCG nor NCM directly own any shares of Common Stock.

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CUSIP No. 92490410-5                13D                       Page 7 of 12 pages
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Item 4.     PURPOSE OF TRANSACTION.

            The Reporting  Persons purchased the shares of Common Stock based on the belief that the Common Stock, at current market prices,  was undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions,  other investment  opportunities,  and the availability of shares of
Common Stock at desirable prices, the Reporting Persons may endeavor to increase their  position in the Company  through,  among other  things,  the  purchase of shares of Common Stock in open market or private transactions, on such terms and at such times as the Reporting Persons deem advisable.

            More specifically, on March 14, 2002, the Company publicly announced that  it had  retained  CIBC  World  Markets  Corp.  ("CIBC")  to  assist  it in evaluating expressions of interest in acquiring the Company and to explore other potential  opportunities  to  maximize  stockholder  value,  including,  without limitation,  the  sale  or  disposition  of  the  Company,  a  merger  or  other significant  transaction  (each, a "Sale  Transaction").  The Reporting  Persons support the retention of CIBC, as they believe that such a Sale  Transaction  is the best way for the  Company  to  maximize  stockholder  value.  Because a Sale
Transaction,  if identified,  would likely  require  stockholder  approval,  the
Reporting Persons strongly suggest,  despite the fact that the Company has filed definitive  proxy  materials  today,  that the Company  postpone the 2002 Annual
Meeting,  presently  scheduled  for June 21,  2002,  pending  resolution  of the process  currently  underway with CIBC. The Reporting  Persons  believe that the time, energy, cost and distraction  incurred by management and the current Board of Directors by engaging in a contested election would be counterproductive  and a needless waste of both corporate and stockholder resources.

            Should  management  and the  current  Board of  Directors  decide to proceed with the presently scheduled June 21, 2002 Annual Meeting, the Reporting
Persons  will  likely  vote  for the five  director  nominees  set  forth in the
Preliminary Proxy Materials of V Investment Partners LLP ("V Investment"), filed with the  Securities  and  Exchange  Commission  on May 9,  2002.  If the Annual
Meeting  is not  postponed,  the  Reporting  Persons  currently  believe  that V
Investment's  nominees may be more diligent in pursuing a Sale  Transaction than the current Board of Directors.

            The  Reporting  Persons  may,  from time to time,  evaluate  various alternatives  that they might consider in order to influence the  performance of the Company and the  activities  of the Board of  Directors.  Regardless  of the outcome of the election of directors at the Company's 2002 Annual  Meeting,  the
Reporting  Persons intend to communicate  with the Company's  Board of Directors and certain  stockholders  concerning  their  involvement in the Company and the cooperation of the Board of Directors. In addition, the Reporting Persons intend to review their  investment in the Company on a continuing  basis.  Depending on various  factors,  such  as the  Company's  financial  position  and  investment strategy,  the price levels of its Common Stock,  conditions  in the  securities market and general economic and industry  conditions,  the Reporting Persons may take  such  actions  as they deem  appropriate  including,  without  limitation, seeking Board  representation,  making  proposals to the Company  concerning the capitalization  and operations of the Company,  purchasing  additional shares of
Common Stock or selling some or all of their shares of Common Stock or to change their intention with respect to any and all matters referred to in Item 4.

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CUSIP No. 92490410-5                13D                       Page 8 of 12 pages
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            Except as set forth herein or such as would occur upon completion of any of the actions  discussed above, no Reporting Person has any present plan or proposal  which  would  relate to or result in any of the  matters  set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.     INTEREST IN SECURITIES OF THE COMPANY.

            The aggregate  percentage  of shares of Common Stock  reported to be owned by the Reporting Persons is based upon 9,056,806 shares outstanding, which is the total  number of shares of Common  Stock  outstanding  as reported in the
Company's  Annual  Report on Form 10-K for the fiscal  year ended  December  31,
2001.

            (a) As of the filing date of this Statement,  NP beneficially  owned
546,820  shares  of  Common  Stock,  representing  approximately  6.04%  of  the
Company's issued and outstanding Common Stock.

                  NCM,  as  the  general   partner  of  NP,  may  be  deemed  to
beneficially  own the 546,820 shares of Common Stock  beneficially  owned by NP, representing  approximately  6.04% of the issued and outstanding Common Stock of the Company.

                  NCG,  as the  general  partner  of  NCM,  with  in turn is the general partner of NP, may also be deemed to beneficially own the 546,820 shares of Common Stock beneficially owned by NP,  representing  approximately  6.04% of the issued and outstanding Common Stock of the Company.

            Mark Schwarz,  as the managing member of NCG, the general partner of
NCM,  which  in turn is the  general  partner  of NP,  may  also  be  deemed  to beneficially  own the 546,820 shares of Common Stock  beneficially  owned by NP, representing  approximately  6.04% of the issued and outstanding Common Stock of the Company.

            (b) Each of the Reporting Persons has the shared power to direct the vote and the shared  power to direct the  disposition  of the 546,820  shares of
Common Stock that may be deemed to be beneficially owned by each of them.

            (c)  Schedule A annexed  hereto  lists all the  transactions  in the
Company's Common Stock during the past 60 days.

            (d) No person other than the Reporting  Persons is known to have the right to  receive,  or the power to direct the  receipt of  dividends  from,  or proceeds from the sale of, such shares of the Common Stock.

            (e) Not applicable.

Item 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
            RESPECT TO SECURITIES OF THE COMPANY.

            None.

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CUSIP No. 92490410-5                13D                       Page 91 of 12 pages
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Item 7.     MATERIALS TO BE FILED AS EXHIBITS.

            (a) Joint Filing  Agreement  dated as of May 20, 2002 among NP, NCG,
NCM and Mark Schwarz.

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CUSIP No. 92490410-5                13D                      Page 10 of 12 pages
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                                   SIGNATURES

            After due inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 20, 2002
                                  NEWCASTLE PARTNERS, L.P.

                                  By: Newcastle Capital Management, L.P, its
                                  general partner,
                                  By: Newcastle Capital Group, L.L.C., its
                                  general partner

                                  By: /s/ Mark Schwarz
                                      -------------------------------------
                                        Mark Schwarz, Managing Member

                                  NEWCASTLE CAPITAL MANAGEMENT, L.P.

                                  By: Newcastle Capital Group, L.L.C., its
                                  general partner

                                  By: /s/ Mark Schwarz
                                      -------------------------------------
                                         Mark Schwarz, Managing Member

                                  NEWCASTLE CAPITAL GROUP, L.L.C.

                                  By: /s/ Mark Schwarz
                                      -------------------------------------
                                        Mark Schwarz, Managing Member

                                  /s/ Mark Schwarz
                                  -----------------------------------------
                                  Mark Schwarz

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CUSIP No. 92490410-5                13D                      Page 11 of 12 pages
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                             JOINT FILING AGREEMENT

            In accordance with Rule 13d-1(k)(1) under the Securities Exchange
Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated May 20, 2002
(including amendments thereto) with respect to the Common Stock of Vestcom
International, Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: May 20, 2002
                                  NEWCASTLE PARTNERS, L.P.

                                  By: Newcastle Capital Management, L.P, its
                                  general partner,
                                  By: Newcastle Capital Group, L.L.C., its
                                  general partner

                                  By: /s/ Mark Schwarz
                                      -------------------------------------
                                        Mark Schwarz, Managing Member

                                  NEWCASTLE CAPITAL MANAGEMENT, L.P.

                                  By: Newcastle Capital Group, L.L.C., its
                                  general partner

                                  By: /s/ Mark Schwarz
                                      -------------------------------------
                                         Mark Schwarz, Managing Member

                                  NEWCASTLE CAPITAL GROUP, L.L.C.

                                  By: /s/ Mark Schwarz
                                      -------------------------------------
                                        Mark Schwarz, Managing Member

                                  /s/ Mark Schwarz
                                  -----------------------------------------
                                  Mark Schwarz

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CUSIP No. 92490410-5                13D                      Page 12 of 12 pages
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                                   SCHEDULE A
               Transactions in the Shares Within the Past 60 Days

Shares of Common                   Price Per                          Date of
Stock Purchased                     Share($)                         Purchase
----------------                   ---------                         --------

                            Newcastle Partners, L.P.

     29,700                          $3.34                           4/17/02
     54,300                          $3.37                           4/18/02
      2,900                          $3.38                           4/22/02
     21,350                          $3.47                           4/23/02
        500                          $3.53                           4/24/02
     23,000                          $3.49                           4/25/02
     42,000                          $3.50                           4/29/02
      8,200                          $3.48                           4/30/02
     25,000                          $3.50                           5/1/02
     21,700                          $3.42                           5/2/02
     11,400                          $3.42                           5/6/02
      6,000                          $3.52                           5/9/02
    257,400                          $3.55                           5/10/02
     21,470                          $3.52                           5/15/02
      1,900                          $3.51                           5/16/02
     20,000                          $3.53                           5/17/02